UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

eHealth, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28238P109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP No. 28238P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary L. Lauer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,363,498 shares as of December 31, 2011(1)
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 1,363,498 shares as of December 31, 2011(1)
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,498 shares as of December 31, 2011(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 6.4% (based on 19,882,832 shares outstanding as of December 31, 2011)
12.	Type of Reporting Person (See Instructions) IN

(1)	This amount includes options held by Gary L. Lauer to purchase 1,258,046 shares of Issuer’s common stock exercisable within 60 days of December 31, 2011 and 25,089 shares of Issuer’s common stock subject to restricted stock units held by Mr. Lauer vesting within 60 days of December 31, 2011.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer

eHealth, Inc.

(b)	Address of Issuer’s Principal Executive Offices

440 East Middlefield Road, Mountain View, California 94043

Item 2.

(a)	Name of Person Filing

Gary L. Lauer

(b)	Address of Principal Business Office or, if none, Residence

440 East Middlefield Road, Mountain View, California 94043

(c)	Citizenship U.S.A.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 28238P109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,363,498 shares as of December 31, 2011(1).

(b)	Percent of class: 6.4% (based on 19,882,832 shares outstanding as of December 31, 2011)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,363,498 shares as of December 31, 2011(1).

(ii)	Shared power to vote or to direct the vote 0 shares.

(iii)	Sole power to dispose or to direct the disposition of 1,363,498 shares as of December 31, 2011(1).

(iv)	Shared power to dispose or to direct the disposition of 0 shares.

Page 3 of 4 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date

/s/ Gary L. Lauer
Signature
Gary L. Lauer, Chairman of the Board, President and Chief Executive Officer
Name/Title

Page 4 of 4 pages